UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934


                               NCI Holdings, Inc.
                                (Name of Issuer)


                         Common Stock, par value $0.001
                         (Title of Class of Securities)


                                   628868 10 4
                                 (CUSIP Number)


    Jared Gold, 268 West 400 South, Salt Lake City, Utah 84101, (801)575-8073 (Name, address and telephone number of person authorized to receive notices and communications)


                                 March 22, 2004
             (Date of Event which Requires Filing of This Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13A, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ( ).







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                                  SCHEDULE 13D
CUSIP No. 628868 10 4
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1) NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
   Jared Gold ("Gold")
-------------------------------------------------------------------------------
2) CHECK THE APPROPRIATE BOX IF EITHER IS A MEMBER OF A GROUP
                                                                       (A) (   )
                                                                       (B) (   )
-------------------------------------------------------------------------------
3)  SEC USE ONLY

-------------------------------------------------------------------------------
4)  SOURCE OF FUNDS
     OO
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5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
2(d) or 2(E). [ ]
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6)  CITIZENSHIP OR PLACE OF ORGANIZATION
Gold is a resident of the State of Utah and a citizen of the United States of America.
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                      7)  SOLE VOTING POWER                      70,000,000
NUMBER OF
SHARES                ---------------------------------------------------------
BENEFICIALLY          8)  SHARED VOTING POWER                     0
OWNED BY
EACH                  ---------------------------------------------------------
REPORTING             9)  SOLE DISPOSITIVE POWER                 70,000,000
PERSON WITH

                      10)  SHARED DISPOSITIVE POWER              0
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11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

-------------------------------------------------------------------------------
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES (  )
-------------------------------------------------------------------------------
13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        93.5 %

14)  TYPE OF REPORTING PERSON
        IN






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Item 1.  Security and Issuer

This schedule relates to common stock, par value $0.001 per share, of NCI Holdings, Inc. ("Common Stock"). NCI Holdings, Inc.. ("NCI") is a Nevada corporation with principal offices at 268 West 400 South, Suite 300, Salt Lake City, Utah 84101.

Item 2.  Identity and Background

(a) This schedule is filed by Jared Gold, an individual ("Gold").

(b) The business address for Gold is 268 West 400 South, Suite 300, Salt Lake City, Utah 84101.

(c) Gold is the former owner of Black Chandelier, Inc. ("BCI") a privately held corporation which he sold to NCI in exchange for the 70,000,000 shares of Common Stock that are described in this filing. BCI is the holder of several trade marks, a large volume of perfected digital pattern, sample shop equipment, a library of silk screens, websites and domain names, a large archive of past collection and spec sample, and gigabytes of digital artwork for screen prints. The philosophy behind the Black Chandelier label is affordable pricing and the highest quality of adventurous design and fit. The Black Chandelier label, originally intended as a t-shirt collection, evolved into a four-season collection that encompassed a large denim group as well as accessories and prefabricated t-shirts. The success of the label is in part based on the demand for its specialized aesthetic, additionally fueled by its under distribution.

(d) Gold has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) during the last five years.

(e) During the last five years Gold has not been a party to a civil proceeding that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws of finding any violation with respect to such laws.

(f) Gold is a resident of the State of Utah and a citizen of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration

Gold transferred ownership of 100% of the privately held company BCI to NCI in exchange for 70,000,000 shares of the common stock of NCI.

Item 4.  Purpose of Transaction

To complete the transfer of ownership of a privately held company, BCI from Gold to NCI in exchange for 70,000,000 shares of the common stock of NCI.

(a)     None

(b) BCI becomes the operating business of NCI as a result of its acquisition.

(c)     none

(d) Gold was elected to serve as a director of NCI and appointed as President in anticipation of closing on the described transaction.


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(e)     none

(f) NCI will as a result of the acquisition operate BCI and acquired all of its business opportunities

(g) Proposed Amendment to the Articles of Incorporation to Change the name of NCI to Dark Dynamite, Inc. and increase the number of authorized common shares from 600,000,000 to 5,000,000,000, these changes have been approved and are in the process of being implemented.

(h)     none

(i)     none

(j)     none

Item 5.  Interest in Securities of the Issuer

(a) Gold now holds 70,000,000 shares of the common stock of NCI, 93.5% of the issued and outstanding shares of common stock of NCI. There are 1,254,857 shares of preferred stock outstanding, preferred shares have conversion and voting rights on 1 to 25 basis as to the common stock of the Company. The issued and outstanding preferred shares thus hold voting rights equal to 31,371,425 shares of common stock or 29.5% of all potential votes in the event of a shareholders vote. Gold's 70,000,000 shares would be 65.9% of all such potential votes.

(b) Gold hold sole voting and dispositive power as to all 70,000,000 shares of common stock.

(c) There were no transactions in the class of securities reported on that were effected during the last sixty days aside from those discussed in Item 4.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None

Item 7.  Material to Be Filed as Exhibits.

As Exhibit "A" hereto a copy of the Stock Exchange Agreement between BCI, Gold and NCI is attached.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date: April 23, 2004        /s/ Jared Gold
                            --------------------------------------------------
                             Jared Gold, an individual

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1061).



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Exhibit "A"
                            STOCK EXCHANGE AGREEMENT


                                     BETWEEN


                             BLACK CHANDELIER, INC.
                                   JARED GOLD

                                       AND

                               NCI HOLDINGS, INC.







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                            STOCK EXCHANGE AGREEMENT
                                TABLE OF CONTENTS

Purchase and Sale.............................................................2

Purchase Price................................................................2

Warranties and Representations of Gold and BCI................................2

Warranties and Representations of NCI.........................................4

Term..........................................................................5

Conditions Precedent to Closing...............................................5

Termination...................................................................5

Miscellaneous Provisions......................................................6

Closing.......................................................................6

Governing Law.................................................................6

Counterparts..................................................................6






















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                      STOCK EXCHANGE AGREEMENT


        THIS STOCK EXCHANGE AGREEMENT ("Agreement") agreement dated March 22, 2004, by, between and among JARED GOLD, an individual ("Gold") and BLACK CHANDELIER, INC., a Utah Corporation ("BCI"), and NCI HOLDINGS, INC., a Nevada corporation ("NCI").

        WHEREAS, Gold owns 10,000,000 of the issued and outstanding common stock of BCI; and

        WHEREAS, Gold desires to sell and NCI desires to purchase the Ten Million (10,000,000) shares of common stock of BCI, representing a 100% interest in the issued and outstanding shares of BCI in exchange for the transfer of 70,000,000 restricted shares of the common stock of NCI to Gold;

        NOW, THEREFORE, in consideration of the mutual covenants, agreements, representations and warranties herein contained, the parties hereby agree as follows:

I. Purchase and Sale. Gold hereby agrees to sell, transfer, assign and convey to NCI and NCI hereby agrees to purchase and acquire from Gold, Ten Million (10,000,000) shares of the common voting stock of BCI, a Utah corporation.

II. Purchase Price. The aggregate purchase price to be paid by NCI for the Ten Million (10,000,000) shares of common stock of BCI is Seventy Million (70,000,000) shares of the restricted common stock of NCI.

III. Warranties and Representations of Gold and BCI. In order to induce NCI to enter into the Agreement and to complete the transaction contemplated hereby, Gold and BCI warrants and represents to NCI that:

        A. Organization and Standing. BCI is a corporation duly organized, validly existing and in good standing under the laws of the State of its incorporation, is qualified to do business as a foreign corporation in every other state or jurisdiction in which it operates to the extent required by the laws of such states and jurisdictions, and has full Power and authority to carry on its business as now conducted and to own and operate its assets, properties and business.

        B. Ownership of the Shares. As of the Date hereof, Gold is the sole owner of the Ten Million (10,000,000) shares of BCI being purchased by NCI pursuant to this Agreement, free and clear of all liens, encumbrances and restrictions, other then those imposed due to the fact the shares have not been registered with the Securities and Exchange Commission and carry a Rule 144 legend.



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        C.     Taxes. BCI has filed all federal, state and local income or other tax returns and reports that it is required to file with all governmental agencies, wherever situate, and has paid or accrued for payment all taxes as shown on such returns, such that a failure to file, pay or accrue will not have a material adverse effect on BCI or the shares of BCI stock which are the subject of this Agreement.

        D. Pending Actions. There are no material legal actions, lawsuits, proceedings or investigations, either administrative or judicial, pending or to the knowledge of Gold or BCI threatened, against or affecting Black Chandelier, Inc. and or the BCI shares of common stock, except as has been disclosed to NCI. BCI is not in violation of any material law, ordinance or regulation of any kind whatever, including, but not limited to the Securities Act of 1933, (the "33 Act"), the Securities Exchange Act of 1934, as amended (the "34 Act") the Rules and Regulations of the U.S. Securities and Exchange Commission ("SEC"), or the Securities Laws and Regulations of any state.

        E. Governmental Regulation. The completion of the transactions contemplated by the Agreement will not, in and of themselves, violate any governmental law, rule or regulation which would in any way affect or jeopardize the validity of this Agreement.

        F. Ownership of Assets. Gold has good, marketable title, without any liens or encumbrances of any nature whatever, to the BCI shares which are the subject of this Agreement.

        G. No Misleading Statements or Omissions. Neither the Agreement nor any financial statement, exhibit, schedule or document attached hereto, contains any materially misleading statement, or omits any fact or statement necessary to make the other statements or facts therein set forth not materially misleading.

        H. Validity of the Agreement. All corporate action and other proceedings required tobe taken by BCI in order to enter into and to carry out the Agreement have been duly and properly taken. No additional corporate or other action on the part of BCI or Gold is required in connection with this Agreement, or the transaction contemplated herein. The Agreement has been duly executed by Gold and BCI, and constitutes thevalid and binding obligation of both, except to the extent limited by applicable bankruptcy, reorganization, insolvency, moratorium or other laws relating to or affecting generally the enforcement of creditors rights. The execution and delivery of the Agreement and the carrying out of its purposes will not result in the breach of any of the terms or conditions of, or constitute a default under or violate BCI's Certificate of Incorporation or document of undertaking, oral or written, to which BCI is a party or is bound or may be affected, nor will such execution, delivery and carrying out violate any order, writ, injunction, decree, law, rule or regulation of any court, regulatory agency or other governmental body; and the business now conducted by BCI can continue to be so conducted after completion of the transaction contemplated hereby.

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        I.     Enforceability of the Agreement. When duly executed and
               delivered, the Agreement and the Exhibits hereto which are incorporated herein and made a part hereof are legal, valid, and enforceable by NCI according to their terms, except to the extent limited by applicable bankruptcy, reorganization, insolvency, moratorium or other laws relating to or affecting generally the enforcement of creditors rights and that at the time of such execution and delivery, NCI will have acquired title in and to the BCI common shares free and clear of all claims, liens and encumbrances.

IV. Warranties and Representations of NCI. In order to induce Gold to enter into the Agreement and to complete the transaction contemplated hereby, NCI warrants and represents to Gold that:

        A. Organization and Standing. NCI is a corporation duly organized, validly existing and in good standing under the laws of the State of Nevada, is qualified to do business as a foreign corporation in every other state in which it operates to the extent required by the laws of such states, and has full power and authority to carry on its business as now conducted and to own and operate its assets, properties and business.

        B. No Misleading Statements or Omissions. Neither the Agreement nor any financial statement, exhibit, schedule or document attached hereto or presented to Gold in connection herewith contains any materially misleading statement, or omits any fact or statement necessary to make the other statements of facts therein set forth not materially misleading.

        C. Validity of the Agreement. All corporate action and proceedings required to be taken by NCI in order to enter into and to carry out the Agreement have been duly and properly taken. The Agreement has been duly executed by NCI, and constitutes a valid and binding obligation of NCI. The execution and delivery of the Agreement and the carrying out of its purposes will not result in the breach of any of the terms or conditions of, or constitute a default under or violate, NCI's Certificate of Incorporation or By-Laws, or any agreement, lease, mortgage, bond, indenture, license or other document or undertaking, oral or written, to which NCI is a party or is bound or may be affected, nor will such execution, delivery and carrying out violate any order, writ, injunction, decree, law, rule or regulation of any court regulatory agency or other governmental body.

        D. Enforceability of the Agreement. When duly executed and delivered, the Agreement and the Exhibits hereto which are incorporated herein and made a part hereof are legal, valid, and enforceable by Gold according to their terms, and that at the time of such execution and delivery, Gold will have acquired good, marketable title in and to the NCI shares acquired herein, free and clear of all liens and encumbrances.
V. Term. All representations, warranties, covenants and agreements made herein and in the exhibits attached hereto shall survive the execution and delivery of the Agreement and payment pursuant thereto.

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VI. Conditions Precedent to Closing.

        A. The obligations of Gold under the Agreement shall be and are subject to fulfillment, prior to or at the Closing of each of the following conditions:

               1. That NCI and its management representations and warranties contained herein shall be true and correct at the time of closing date as if such representations and warranties were made at such time;

               2. That NCI and its management shall have performed or complied with all agreements, terms and conditions required by the Agreement to be performed or complied with by them prior to or at the time of Closing;

        B. The obligations of NCI under the Agreement shall be and are subject to fulfillment, prior to, at the Closing or subsequent to the Closing of each of the following conditions:

               1. That Gold's and BCI's representations and warranties contained herein shall be true and correct at the time of Closing as if such representations and warranties were made at such time; and

               2. That Gold shall have performed or complied with all agreements, terms and conditions required by the Agreement to be performed or complied with by him prior to or at the time of Closing.

VII. Termination. The Agreement may be terminated at any time before or; at Closing, by:

        A. The mutual agreement of the parties;

        B. Any party if:

               1. Any provision of the Agreement applicable to a party shall be materially untrue or fail to be accomplished.
               2. Any legal proceeding shall have been instituted or shall be imminently threatening to delay, restrain or prevent the consummation of the Agreement.

Upon termination of the Agreement for any reason, in accordance with the terms and conditions set forth in this paragraph, each said party shall bear all costs and expenses as each party has incurred and no party shall be liable to the other.

VIII. Miscellaneous Provisions. This Agreement is the entire agreement between the parties in respect of the subject matter hereof, and there are no other agreements, written or oral, nor may the Agreement be modified except in writing and executed by all of the parties hereto.

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        The failure to insist upon strict compliance with any of the terms, covenants or conditions of the Agreement shall not be deemed a waiver or relinquishment of such right or Power at any other time or times.

IX. Closing. The Closing of the transactions contemplated by the Agreement ("Closing") shall take place at 1:00 P.M. on March 22, 2004. The Closing shall occur at such place as the parties hereto shall agree upon. At the Closing, all of the documents and items referred to herein shall be exchanged.

X. Governing Law. The Agreement shall be governed by and construed in accordance with the internal laws of the State of Utah.

XI. Counterparts. The Agreement may be executed in duplicate facsimile counterparts, each of which shall be deemed an original and together shall constitute one and the same binding Agreement, with one counterpart being delivered to each party hereto.

        IN WITNESS WHEREOF, the parties hereto have set their hands and seals as of the date and year above first written.

                      Black Chandelier, Inc.

                      By: /s/ Jared Gold
                          -----------------------------------------------------
                          Jared Gold
                          Its:   President


                      Jared Gold, Individually


                      /s/ Jared Gold
                      ---------------------------------------------------------
                      NCI Holdings, Inc.


                      By: Jared Gold
                          -----------------------------------------------------
                      Name: Individual
                            ---------------------------------------------------
                      Its:   President
                            ---------------------------------------------------


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